Norske Skog

Skogn, 2003-10-24

United States Securities and Exchange Commission
Washington DC 20549
USA

03037126

RECEIVED NOV 05 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 187

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today October 24, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange October 24, 2003

dlw 11/13

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Reporting dates in 2004

Reporting dates in 2004 will be as follows:

4Q/Full Year 2003: Thursday 5 February 2004
1Q 2004: Tuesday 4 May 2004
2Q 2004: Tuesday 3 August 2004
3Q 2004: Wednesday 3 November 2004

AGM will be held on Thursday 15 April 2004.

Skogn, 24 October 2003

NORSKE SKOG
Investor Relations